EXHIBIT 12.1

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

Amounts in 000's	9 months 09/30/2002	9 months 09/30/2001	Year Ended December 31,
			2001	2000	1999	1998	1997
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges (1)	$(204,646)	$67,838	$78,577	$7,244	$53,959	$94,686	$90,472
Income Taxes	(116,321)	29,830	32,783	(9,386)	21,213	45,471	45,225

Income (Loss) From Continuing Operations before Income Taxes	(320,967)	97,668	111,360	(2,142)	75,172	140,157	135,697
Fixed Charges	99,890	78,684	114,015	103,933	97,734	81,238	63,139
Capitalized Interest	(2,169)	(570)	(2,141)	(7,855)	(8,356)	(6,080)	(2,579)
Preference Security Dividend Requirements of Consolidated Subsidiaries	(11,379)	(11,379)	(15,172)	(15,172)	(15,172)	(11,013)	(7,256)

Total	$(234,625)	$164,403	$208,062	$78,764	$149,378	$204,302	$189,001

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (2)	$88,511	$67,305	$98,843	$88,761	$82,562	$70,225	$55,883
Preference Security Dividend Requirements of Consolidated Subsidiaries	11,379	11,379	15,172	15,172	15,172	11,013	7,256

Total	$99,890	$78,684	$114,015	$103,933	$97,734	$81,238	$63,139

RATIO OF EARNINGS TO FIXED CHARGES	-2.35	2.09	1.82	0.76	1.53	2.51	2.99
DEFICIENCY	$334,515	$—	$—	$25,169	$—	$—	$—

(1)	Does not include equity in (losses) earnings of Sierra Pacific Resources in 2002, 2001, 2000 and 1999

(2)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.